6:

August 11, 2005

Ms. Kate Tillan

Reviewing Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, D.C. 20549

RE:     Comment Letter - File No. 0-17187

Dear Ms. Tillan:

We are in receipt of your third comment letter dated August 10, 2005. I am leaving for vacation tomorrow and will not return until August 22. We will attempt to respond by August 31, 2005, as I will need to prepare the response and have it reviewed by our independent accounting firm before submitting it to you.

In addition, for future reference, please note that my fax number 408-542-5444.

Thank you.

Sincerely,

  /s/  Kimiko Milheim

Kimiko Milheim

Chief Financial Officer